                                                  OMB APPROVAL
                                 --------------------------------------------


                                 OMB Number:                        3235-0145
                                 Expires:                    October 31, 1997
                                 Estimated average burden
                                 hours per response.....................14.90
                                 --------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. ________)*


                                Eftek Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    282247105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Mr. Robert Szwajkos (215) 351-7553
                Lavin, Coleman, O'Neil, Ricci, Finarelli & Gray
    Suite 1000, Penn Mutual Tower, 510 Walnut Street, Philadelphia, PA 19106
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquistion which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 282247105                                  Page ______ of _____ Pages
-------------------------------------------------------------------------------
    1  |   NAME OF REPORTING PERSONS
       |   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       |
       |            Robert Szwajkos, Creditors' Trust Trustee on behalf
       |            of the Pringle Creditors' Trust
------------------------------------------------------------------------------
    2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
       |                                                        (b)  [ ]
------------------------------------------------------------------------------
    3  |   SEC USE ONLY
------------------------------------------------------------------------------
    4  |   SOURCE OF FUNDS*
       |       OO
------------------------------------------------------------------------------
    5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       |   PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
       |
------------------------------------------------------------------------------
    6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
       |       U.S.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |      3,480,176
BENEFICIALLY   |-----|--------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |      None.
 REPORTING     |-----|--------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |      3,480,176
               |-----|--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |      None.
------------------------------------------------------------------------------
   11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |     3,480,176
------------------------------------------------------------------------------
   12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       |  CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       |
       |     approximately 14.5%
------------------------------------------------------------------------------
   14  |  TYPE OF REPORTING PERSON*
       |     OO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

Common Stock
Eftek Corporation
Bloomfield Business Park
408 Bloomfield Drive
Berlin, NJ 08009

ITEM 2. IDENTITY AND BACKGROUND

Robert Szwajkos, Esquire
Creditors Trust Trustee
on behalf of the Pringle Creditors Trust
Lavin, Coleman, O'Neil, Ricci, Finnarelli & Gray
Suite 1000
Penn Mutual Tower
510 Walnut Street
Philadelphia, PA  19106

No legal proceedings are required to be disclosed pursuant to Item 2(d) or (e) of Schedule 13D. Mr. Szwajkos is a citizen of the United States.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The acquisition of the beneficial ownership of the referenced securities was made pursuant to an Order Approving Motion of Debtors and Chapter 7 Trustee for Disposition of Property Pursuant to Section 363 of the Bankruptcy Code entered by the U.S. Bankruptcy Court for District of Camden, New Jersey on March 5, 1997 (the "Bankruptcy Court Order") and a certain proxy with respect to voting of the referenced securities given by Frank G. Pringle and Lois E. Pringle (the "Debtors") to the Creditors Trust Trustee in March 1997. The Bankruptcy Court Order became non-appealable on March 31, 1997, at which time the Creditors Trust Trustee was duly qualified and appointed.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to the Bankruptcy Court Order, the Creditors Trust Trustee took possession of the certificates relating to the referenced securities in order to dispose of such securities on behalf of the Debtors, at the discretion of the Creditors Trust Trustee, for the best interest of the creditors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

See Items 7 through 13 on page 1 of Schedule 13D. The Creditors Trust Trustee has the right to receive dividends, if any, with respect to the referenced securities. The Creditors Trust Trustee is required pursuant to the Bankruptcy Court Order to pay (i) federal and state taxes, (ii) its 6% commission, and
(iii) fees and expenses in connection with the disposition of the referenced securities to brokers, attorneys and accountants retained by the Creditors Trust Trustee in order to operate the Creditors Trust and dispose of the referenced securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Bankruptcy Court Order and the related proxy transfer dispositive and voting powers, respectively, from the Debtors to the Creditors Trust Trustee.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Order approving Motion of Debtors and Chapter 7 trustee for Disposition of Property pursuant to Section 363 of the Bankruptcy Code entered in the United States Bankruptcy Court for the District of Camden, New Jersey on March 5, 1997.

2. Proxy given by Frank J. Pringle and Lois E. Pringle, Debtors to the Creditors Trust Trustee.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


   April   , 1997
--------------------------                   ----------------------------------
         Date                                            Signature


                                                  Robert Szwajkos, Trustee
                                             ----------------------------------
                                                         Name/Title